Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Product Supplement dated November 14, 2014, Amendment No. 5, dated June 9, 2015, to Pricing Supplement dated October 16, 2012 and Prospectus dated April 29, 2016)
UBS AG UBS SWITZERLAND AG ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series A”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), referred to as the “original pricing supplement”, relating to the Securities. UBS AG also prepared a product supplement (as amended from time to time), referred to as the “product supplement”, dated as of November 14, 2014, which supplements and forms part of the original pricing supplement. The original pricing supplement, which is Amendment No. 5, dated June 9, 2015, to the pricing supplement dated October 16, 2012, and the product supplement were attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated March 17, 2016. This prospectus addendum and the original pricing supplement and product supplement will be used by UBS AG in connection with the continuous offering of the Securities.

UBS AG has prepared a new “base” prospectus dated April 29, 2016. This new base prospectus replaces the base prospectus dated March 17, 2016.

In addition, the Securities are linked to the Market Vectors Global Mortgage REITs Index (the “Index”), which is sponsored by Market Vectors Index Solutions GmbH (the “Index Sponsor”). Effective May 2, 2016, the Index Sponsor adopted the name “MV Index Solutions GmbH” and changed the name of the Index to the “MVIS Global Mortgage REITs Index”. These name changes do not affect the Index’s ticker symbols or its methodology.

Because, except as provided herein, the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and product supplement. As a result, you should read the original pricing supplement and product supplement for your Securities, which give the specific terms of your Securities, together with the new base prospectus dated April 29, 2016. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated April 29, 2016, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, you should use the following website link to access the new base prospectus dated April 29, 2016:

http://www.sec.gov/Archives/edgar/data/1114446/000119312516569378/d161008d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014 that is provided in the original pricing supplement and product supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

New regulations issued under Section 871(m) of the Code will take effect on January 1, 2017 with respect to instruments that are issued (or deemed issued) on or after that date. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on certain “dividend equivalents” paid or deemed paid to non-U.S. holders with respect to notes that reference U.S. equities or indices that include U.S. equities.

Although the Securities are subject to the regulations, the IRS recently issued a Notice, which announced that payments made on the Securities will not be subject to withholding under Section 871(m) until January 1, 2020. However, notwithstanding this delayed effective date, it is likely that the Securities will be subject to Section 871(m) starting in 2020, in which case non-U.S. holders will generally be subject to a 30% withholding tax (subject to reduction under an applicable treaty) in respect of distributions on, and proceeds from the sale of, their Securities on or after January 1, 2020 to the extent of any dividends that are paid in respect of the Index components that are indirectly referenced by their Securities (to the extent of the notional amount of the Index that is referenced by the Securities). Although it is not entirely clear, it is likely that the tax will only apply to dividends that are paid in respect of the Index components after January 1, 2020 during the non-U.S. holder’s holding period in the Securities. It is possible, however, that the tax will also apply to dividends that were paid in respect of the Index components before January 1, 2020 during a non-U.S. holder’s holding period in the Securities.

As discussed above, the new regulations apply only to Securities that are issued (or deemed issued) on or after January 1, 2017. However, Securities that are issued (or deemed issued) on or after January 1, 2017 will have the same CUSIP and ISIN number as Securities that were issued before that date, and accordingly all of the Securities will be interchangeable and fungible with each other. As a result, non-U.S. holders of Securities (including holders of Securities that were purchased on or before December 31, 2016) may not be able to establish to their custodians and other withholding agents that their Securities are exempt from the new regulations. Accordingly, if we issue (or are deemed to issue) any Securities on or after January 1, 2017, non-U.S. holders that acquire Securities in the secondary market after such issuance should generally assume that withholding agents will treat them as having acquired Securities that were issued on or after January 1, 2017 and that their Securities will accordingly be subject to withholding starting on January 1, 2020.

Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would thereafter be subject to the same Section 871(m) consequences as Securities issued on or after January 1, 2017.

In addition, while the Securities should initially be grandfathered from the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certification and information reporting requirements, any payments on the Securities that are subject to Section 871(m) withholding tax in 2020 and thereafter will also be subject to FATCA withholding if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The application of Section 871(m) to the Securities is complex, and uncertainties exist regarding how the new regulations will apply to the Securities. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. If you are a non-U.S. holder, you should consult your tax advisor about the application of Section 871(m) to your Securities.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplement and product supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original pricing supplement and product supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Addendum dated December 29, 2016